July 22, 2016

VIA EDGAR

Ms. Loan Lauren P. Nguyen

Legal Branch Chief

Office of Natural Resources

U.S. Securities and Exchange Commission

Washington D.C. 20549

Mail Stop 4628

Phone: (202) 551-3642

Re:	Vertex Energy, Inc.
Registration Statement on Form S-1
Filed June 10, 2016
File No. 333-211955

Dear Ms. Nguyen:

On behalf of Vertex Energy, Inc., a Nevada corporation (the “Company”), we would like to thank you for your prompt review of the Company’s Registration Statement on Form S-1 (File No. 333-211955) (the “Registration Statement”) originally filed with the Securities and Exchange Commission (the “Commission”) on June 10, 2016, in connection with the registration for resale of up to 19,671,090 shares of the Company’s common stock (“Common Stock”) by the selling stockholders named in the Registration Statement (collectively, the “Selling Stockholders”). We are responding to comments on the Registration Statement provided by the staff (the “Staff”) of the Commission by letter dated July 7, 2016. In connection with these responses and certain verbal comments provided by the Staff, the Company is filing an Amendment No. 1 to the Registration Statement on Form S-1 (“Amendment No. 1”) via EDGAR.

The Company’s responses to the Staff’s comments are indicated below, directly following a restatement of each comment in bold type.

Mrs. Loan Lauren P. Nguyen

July 22, 2016

General

1.

We note that you are registering the resale of 19,671,090 shares of your common stock on a delayed or continuous basis pursuant to Rule 415 of the Securities Act of 1933. Given the size of the offering relative to the number of shares of common stock outstanding held by non-affiliates, and the nature of the offering and the selling stockholders, please provide us with a detailed analysis as to why you believe the transaction is appropriately characterized as a secondary offering that is eligible to be made under Rule 415(a)(1)(i), rather than a primary offering in which the selling shareholders are underwriters on your behalf. Because you are not eligible to conduct a primary offering on Form S-3, you do not appear to be eligible to conduct a primary at-the-market offering under Rule 415(a)(4). For guidance, refer to Securities Act Rules Compliance & Disclosure Interpretation 612.09, available on our website at https://www.sec.gov/divisions/corpfin/guidance/securitiesactrules-interps.htm.

RESPONSE:

For the reasons set forth below, the Company respectfully submits that the offering described in the Registration Statement by the Selling Stockholders named in the prospectus which forms a part of the Registration Statement (the “Prospectus”) of the shares described therein (the “Shares”) is a secondary, and not a primary offering, and accordingly, the Selling Stockholders are not, and in no event should be considered, underwriters of the Shares.

In Securities Act Rules - Compliance and Disclosure Interpretation (“C&DI”) 612.09, the Staff sets forth factors that it considers in determining whether an offering styled as a purported secondary offering should be recharacterized as a primary offering on behalf of an issuer:

●	how long the selling shareholders have held the shares,

●	the circumstances under which the selling shareholder received the shares,

●	the relationship of the selling shareholder to the issuer,

●	the number of shares being sold,

●	whether the selling shareholders are in the business of underwriting securities, and

●	whether under all the circumstances it appears that the sellers are acting as a conduit for the issuer.

Applying the Staff’s guidance, the Company believes that any sale of Shares by the Selling Stockholders named in the Prospectus constitutes a secondary offering and not an indirect primary offering of the Company’s Common Stock.

Mrs. Loan Lauren P. Nguyen

July 22, 2016

Background:

On May 13, 2016, the Company closed the transactions contemplated by the May 10, 2016 Unit Purchase Agreement (the “Purchase Agreement”) entered into with certain accredited investors (the “Investors”), pursuant to which the Company sold to the Investors an aggregate of 12,501,558 units (the “Units”), each consisting of (i) one share of Series B1 Preferred Stock of the Company, $0.001 par value per share (the “Series B1 Preferred Stock”) and (ii) one warrant to purchase one-quarter of a share of Common Stock of the Company, $0.001 par value per share, totaling an aggregate of warrants to purchase 3,100,926 shares of Common Stock (each a “Warrant” and collectively, the “Warrants”). The Units were sold at a price of $1.56 per Unit (the “Unit Price”) (a 2.6% premium to the closing bid price of the Company’s Common Stock on the NASDAQ Capital Market on the date the Purchase Agreement was entered into which was $1.52 per share (the “Closing Bid Price”)). The Warrants have an exercise price of $1.53 per share ($0.01 above the Closing Bid Price), are exercisable beginning 185 days after the date of the closing of the Offering (November 14, 2016), have a term of 5.5 years and have cashless exercise rights to the extent the shares of Common Stock issuable upon exercise of the Warrants are not registered with the Securities and Exchange Commission. Total gross proceeds from the offering of the Units (the “Offering”) was $19,349,740.

A total of $18,649,738 of the securities sold in the Offering came from investors who participated in the Company’s prior June 2015 offering of Series B Preferred Stock and warrants to purchase shares of Common Stock. A total of 60% of the funds received from such investors was used to immediately repurchase such investors’ Series B Preferred Stock. As a result, a total of $11,189,838 of the proceeds raised in the Offering were used to immediately repurchase and retire 3,575,070 shares of Series B Preferred Stock and pay accrued interest on such repurchased shares through the closing date (the “Repurchases”), leaving net proceeds of approximately $7.5 million, after deducting placement agent’s fees and offering expenses.

In addition, under the Purchase Agreement, the Company agreed to register the shares of Common Stock issuable upon conversion of the Series B1 Preferred Stock and upon exercise of the Warrants under the Securities Act of 1933, as amended, for resale by the Investors, which securities are being registered in the Registration Statement (the “Registration Rights”). The Company committed to file a registration statement on Form S-1 by the 30th day following the closing of the Offering (June 12, 2016) and to cause the registration statement to become effective by the 90th day following the closing (August 11, 2016)(or, in the event of a “full review” by the Securities and Exchange Commission, the 120th day following the closing (September 10, 2016)).

The Company filed the Registration Statement to fulfill its Registration Rights obligations under the Purchase Agreement, by and among the Company and the Selling Stockholders.

How long the Selling Stockholders have held the Shares

While the Selling Stockholders all purchased the Preferred Stock and Warrants, the shares issuable upon conversion and exercise of which, along with shares issuable in connection with dividends due, or in-kind dividends issuable, in connection with the Preferred Stock, represent the Shares, in May 2016, the Representations described below make it clear that no Selling Stockholder acquired its respective equity interests in the Company with a view towards distribution. The illiquid nature of the Preferred Stock and Warrants and the shares of Common Stock issuable upon conversion/exercise thereof (i.e., that the securities are restricted and unable to be resold absent the registration of such securities and the Warrants are not exercisable for 185 days following the closing date), is wholly inconsistent with the notion of a distribution on behalf of the Company. The length of time that has elapsed since the securities were originally acquired by the Selling Stockholders and that will ultimately elapse prior to the shares of Common Stock first becoming saleable in the public market (i.e., only after the Registration Statement is declared effective or a sale pursuant to Rule 144 of the Securities of 1933, as amended (the “Securities Act”) is available), and the fact that the Selling Stockholders were aware as of their respective acquisition of the Shares, that for various reasons, they would be unable to quickly exit their positions with respect to the Company’s Common Stock, support the conclusion that the offering pursuant to the Registration Statement is a secondary offering.

Mrs. Loan Lauren P. Nguyen

July 22, 2016

Additionally, as described in CD&I Question 139.11, the Securities and Exchange Commission (the “Commission”) regularly permits issuers to register privately issued shares for resale promptly following, or even prior to, the closing of a private placement transaction:

“In a PIPE transaction, a company will be permitted to register the resale of securities prior to their issuance if the company has completed a Section 4(2)-exempt sale of the securities (or in the case of convertible securities, of the convertible security itself) to the investor, and the investor is at market risk at the time of filing of the resale registration statement. . . . The closing of the private placement of the unissued securities must occur within a short time after the effectiveness of the resale registration statement.”

This interpretation indicates that the existence of registration rights and a short time period between the issuance of the convertible securities and the filing date of the registration statement do not preclude an offering from being secondary in nature. The private placement of the Units to the Selling Stockholders occurred prior to the filing of the Registration Statement and the Selling Stockholders bore market risk at the time of filing the Registration Statement.

A limited trading market exists for the Company’s Common Stock, which is traded on the Nasdaq under the symbol “VTNR.” The 50 day average daily trading volume of the Common Stock as of July 13, 2016, was approximately 22,283 shares. Based on the average daily trading volume, and assuming the Selling Stockholders are the only sellers of the Common Stock in the market, it would take the Selling Stockholders more than 883 days (almost two and a half years, notwithstanding the fact that the market is not open every day) to fully liquidate only the Shares. Consequently, the Selling Stockholders do not have the ability to quickly liquidate and exit their positions through open market sales without significantly reducing the market price they would receive and will continue to be exposed to market risk. In fact, sales by the Selling Stockholders at the current prevailing market price of $1.26 per share of Common Stock would result in a loss on their investment and because the market price of the Common Stock is below the exercise price of the Warrants, the Warrants are currently out of the money.

Moreover, as a practical matter, the Selling Stockholders will continue to bear the market risk of a significant portion of their investment for a more extended period of time than would be the case for a more actively traded security.

Mrs. Loan Lauren P. Nguyen

July 22, 2016

The circumstances under which the Selling Stockholders received the Shares

Each Unit Purchase Agreement1 included language pursuant to which each Investor confirmed that the Investor was:

●	“acquiring the Securities [i.e., the Units] for its own account, not as nominee or agent, and not with a view to, or for resale in connection with, any distribution or public offering thereof within the meaning of the Securities Act, and such [Investor had] no present intention of selling, granting any participation in, or otherwise distributing the same in violation of the Securities Act; provided, however, that by making the representations [therein], the Purchaser [did] not agree to hold any of the Units for any minimum or specific term and reserve[d] the right to dispose of the securities at any time in accordance with or pursuant to a registration statement or an exemption from the registration requirements of the Securities Act” and that

●	the Investor understood that “(i) the Securities have not been registered under the Securities Act; (ii) the Securities are being offered and sold pursuant to an exemption from registration, based in part upon the Company’s reliance upon the statements and representations made by the [Investor] in [the] Agreement, and that the Securities may be held by the [Investor] indefinitely, and that the [Investor] may, therefore, bear the economic risk of such investment indefinitely, unless a subsequent disposition thereof is registered under the Securities Act or is exempt from such registration; (iii) each Certificate representing any of the Preferred Stock, the Warrants and the Underlying Shares [i.e., the shares issuable upon exercise of the warrants and conversion of the preferred stock] will be endorsed with [a] legend until the earlier of (1) in the case of any of the Preferred Stock, the Warrants and the Underlying Shares, such date as the Preferred Stock, Warrants or Underlying Shares, as the case may be, have been registered for resale by the [Company] or (2) the date any of the Preferred Stock, the Warrants or the Underlying Shares, as the case may be, are eligible for sale under Rule 144 under the Securities Act” (collectively, the “Representations”)(Section 3.3(a) and (b) of the Purchase Agreement).

The Company is neither aware of any evidence that would indicate that the representations made by the Selling Stockholders regarding their acquisition of the Shares for their own investment were false, nor is the Company aware of any evidence that the Selling Shareholders have any plans to act in concert to effect a distribution of their Shares. The Company further notes that to do so would violate the representations made by the Selling Stockholders in the Purchase Agreement. In addition, the Company is not aware of any evidence that would indicate that a distribution would occur if the Registration Statement is declared effective.

Rule 100(b) of Regulation M defines a “distribution” as “an offering of securities, whether or not subject to registration under the Securities Act, that is distinguished from ordinary trading transactions by the magnitude of the offering and the presence of special selling efforts and selling methods.” (emphasis added). The Company is not aware of any evidence that would indicate that any special selling efforts or selling methods by or on behalf of the Selling Stockholders have or will take place if the Registration Statement is declared effective. Nor is there any evidence that any of the Selling Stockholders have conducted any road shows or taken any other actions to condition or “prime” the market for their shares. To do so would violate the detailed representations made by them in the Purchase Agreement.

1 https://www.sec.gov/Archives/edgar/data/890447/000158069516000411/ex10-2.htm

Mrs. Loan Lauren P. Nguyen

July 22, 2016

Additionally, the Company will not receive any of the proceeds from the offering of Shares contemplated by the Registration Statement.

The relationship of the Selling Stockholders to the Company

B&S Cowart II Family, L.P., is owned by Benjamin P. Cowart, the Company’s largest stockholder, officer and director and Chris Carlson, is the Company’s Chief Financial Officer and Secretary. Other than those two individuals and Bradley W. Baker, James H. Zavoral and Kevin P. Harris, who are the Chief Executive Officer, employee and President, respectively, of, and also managing partners of, Craig-Hallum Capital Group LLC, which served as Placement Agent in the private Offering of the Units, none of the other Selling Stockholders have a material relationship with the Company, provided that certain of the Selling Stockholders2 previously invested in the Company’s unit offering of Series B Preferred Stock and warrants to purchase shares of Common Stock in June 2015, and an entity affiliated with Gregory T. Clariday, one of the Selling Stockholders, previously invested in a prior preferred stock offering of the Company completed in February 2010.

Furthermore, each Selling Stockholder represented in connection with its purchase of the Company’s securities that it acquired the securities for its own account and not for distribution or resale. The Company is neither aware of any evidence that would indicate that these representations were false nor aware of any evidence that the Selling Stockholders have any plan to act in concert to effect a distribution of their shares. The Registration Rights granted to the Selling Stockholders in the Unit Purchase Agreement, are customary registration rights and are not indicative of any desire of the Selling Stockholders to sell or distribute shares on behalf of the Company. The Selling Stockholders negotiated for the customary Registration Rights for a variety of business reasons, and the rights were not granted by the Company for the purpose of conducting an indirect primary offering.

As noted below, the Selling Stockholders may not acquire Shares covered by the Registration Statement upon conversion of their Series B1 Preferred Stock or exercise of their Warrants, if they would beneficially own more than 9.99% of our Common Stock (provided that as described below, certain Selling Stockholders have agreed to contractually reduce that limit to 4.99% of our Common Stock), after such conversion or exercise. The Purchase Agreement was negotiated at arm’s length, with each of the Selling Stockholders incurring all of the economic and market risk attendant to this type of transaction.

2 IRA Services Trust Company CFBO Richard Jacinto II Roth IRA acct# IRA115447, Prescott Group Aggressive Small Cap Master Fund, G.P., Ardsley Partners Renewable Energy Fund, L.P., CVI Investments, Inc., KC Gamma Opportunity Fund LP, Alexander Douglas 2K3 Trust, Amanda Douglas 2K3 Trust, Jake Douglas 2K3 Trust, Burguete Investment Partnership, L.P., Trellus Small Cap Opportunity Fund, LP, Trellus Partners, LP, Osher Capital Partners LLC and Intracoastal Capital, LLC.

Mrs. Loan Lauren P. Nguyen

July 22, 2016

The Selling Stockholders have not entered into any stockholders’ agreement and none have any representative on the Company’s Board of Directors or any other special rights as a stockholder (other than Mr. Cowart, whose tenure on the Board of Directors long proceeded his investment in the securities subject to the Registration Statement). The Company has no contractual, legal, or other relationship with the Selling Stockholders that would control the timing, nature, and amount of resales of the shares following the effectiveness of the Registration Statement or whether such shares are even resold at all, except for the fact that Mr. Cowart and Mr. Carlson have agreed to not sell or offer for sale any shares of Common Stock until 90 days after the Registration Statement is declared effective, subject to certain exceptions, and each of Mr. Cowart and Mr. Carlson are subject to the Company’s insider trading policy which includes customary restrictions and blackout windows relating to the sale of Company shares by officers and directors of the Company.

In addition, the Company will not receive any proceeds from any resale of the Shares by the Selling Stockholders.3

The number of Shares being sold

To the Company’s knowledge, none of the Selling Stockholders currently intend to sell their Shares immediately upon the effectiveness of the Registration Statement. While the number of Shares to be sold in any offering by the Selling Stockholders has not yet been determined, the Selling Stockholders may sell a significant percentage of their ownership interests in the Company pursuant to the offering described in the Registration Statement, using the Prospectus.

The Company is registering for resale 19,671,090 shares of Common Stock in the Registration Statement4, and has 29,765,702 shares of Common Stock issued and outstanding prior to the offering described in the Registration Statement. The 19,671,090 shares being registered in the Registration Statement, none of which are currently issued or outstanding, would represent 40.4% of the Company’s outstanding shares of Common Stock assuming the full issuance/conversion/exercise of such Shares into Common Stock.

The large number of shares of Common Stock that the Company now proposes to register is not indicative of an intent to distribute by the Selling Stockholders. Rather, it is indicative of the nature of the Offering whereby a large number of convertible securities were sold at a negotiated price and with certain rights that were negotiated by the Investors.

3 The Company will however receive proceeds from the exercise of the Warrants and the shares issuable upon exercise thereof are being registered in the Registration Statement.

4 Representing (1) 12,501,558 shares of Common Stock issuable upon conversion of 12,501,558 currently outstanding shares of Series B1 Preferred Stock (which convert into Common Stock on a one-for-one basis (subject to adjustments for stock splits and recapitalizations; (2) 4,068,606 shares of Common Stock (a) issuable in lieu of dividends payable in cash, on (i) such Series B1 Preferred Stock currently outstanding; and (ii) additional shares of Series B1 Preferred Stock issued in-kind, in lieu of dividends payable in cash on shares of Series B1 Preferred Stock (including shares of Series B1 Preferred Stock issued in the future in-kind), from time to time, in accordance with and pursuant to the terms and conditions of the Designation; or (b) issuable upon conversion of additional shares of Series B1 Preferred Stock issued in-kind (which convert into Common Stock on a one-for-one basis (subject to adjustments for stock splits and recapitalizations)), in lieu of dividends payable in cash, on (i) such Series B1 Preferred Stock currently outstanding; and (ii) additional shares of Series B1 Preferred Stock issuable in-kind, in lieu of dividends payable in cash on shares of Series B1 Preferred Stock (including shares of Series B1 Preferred Stock issued in the future in-kind), from time to time; and (3) 3,100,926 shares of Common Stock that are issuable in connection with the exercise of the Warrants.

Mrs. Loan Lauren P. Nguyen

July 22, 2016

Additionally, the Series B1 Preferred Stock contain a provision prohibiting the conversion of the Series B1 Preferred Stock, and the Warrants contain a provision prohibiting the exercise of the Warrants, into Common Stock of the Company, if upon such conversion or exercise, as applicable, the holder thereof would beneficially own more than 9.999% of the Company’s then outstanding Common Stock (the “Beneficial Ownership Limitation”). The Beneficial Ownership Limitation does not apply to forced conversions undertaken by the Company pursuant to the terms of the designation of the Series B1 Preferred Stock5. The Beneficial Ownership Limitation also applies to the voting rights of the Series B1 Preferred Stock holders. Additionally, Selling Stockholders6 representing 11,917,434 of the Shares (or 60.6% of the Shares), also agreed to contractually reduce the Beneficial Ownership Limitation applicable to them to 4.999% of the Company’s then outstanding Common Stock, further limiting their ability to convert Series B1 Preferred Stock shares and exercise Warrants.

Other than B&S Cowart II Family, L.P., which is owned by Benjamin P. Cowart, the Company’s largest stockholder, officer and director and Chris Carlson, the Company’s Chief Financial Officer and Secretary, as a result of the Beneficial Ownership Limitation (and the contractual 4.999% ownership limitation, where applicable), none of the Selling Stockholders beneficially own more than 9.99% of the Company’s outstanding Common Stock or voting securities, and in fact fourteen of the seventeen Selling Stockholders other than Mr. Cowart and Mr. Carlson, each beneficially own less than 4.999% of the Company’s outstanding Common Stock.

Notwithstanding the beneficial ownership limitations described, an aggregate of 64% of the Shares being registered in the Registration Statement are for the benefit of IRA Services Trust Company CFBO Richard Jacinto II Roth IRA acct# IRA115447 (7,143,570 shares or 36% of the Shares) and Prescott Group Aggressive Small Cap Master Fund, G.P. (5,357,671 shares or 27% of the Shares), provided that 2,647,777 of the shares being registered for such Investors, and in fact 4,068,606 of the total Shares being registered (21.2% of the total Shares) are being registered in connection with dividends associated with the Series B1 Preferred Stock (see footnote 4), all of which may not be issued by the Company, either due to the payment of such dividends in cash or the conversion of the Series B1 Preferred Stock into Common Stock by the holders thereof prior to maturity, thereby terminating the accrual of dividends. Additionally, the Series B1 Preferred Stock include requirements for the Company to redeem such Series B1 Preferred Stock in cash,7 and as such, a significant number of the Shares registered which are issuable upon conversion of the Series B1 Preferred Stock and dividends, may never be issued, if such Series B1 Preferred Stock is redeemed for cash.

5 The Series B1 Preferred Stock (including accrued and unpaid dividends) are convertible into shares of the Company’s Common Stock at the holder’s option at any time after closing at the Unit Price (initially a one-for-one basis). If the Company’s Common Stock trades at or above $3.90 per share (250% of the Unit Price) for a period of 20 consecutive trading days at any time following the earlier of (a) the effective date of the resale registration statement, or (b) six months after the closing of the Offering (November 13, 2016), the Company may at such time force conversion of the Series B1 Preferred Stock (including accrued and unpaid dividends) into Common Stock of the Company.

6 Ardsley Partners Renewable Energy Fund, L.P., Burguete Investment Partnership, L.P., CVI Investments, Inc., Intracoastal Capital, LLC, IRA Services Trust Company CFBO Richard Jacinto II Roth IRA acct# IRA115447, KC Gamma Opportunity Fund LP., Trellus Partners, LP and Trellus Small Cap Opportunity Fund, LP.

7 The Company has the option to redeem the outstanding shares of Series B1 Preferred Stock at 110% of the Unit Price plus any accrued and unpaid dividends on such Series B1 Preferred Stock redeemed, at any time beginning on June 20, 2017 (the two year anniversary of the closing of the Company’s June 2015 offering of Series B Preferred Stock) and the Company is required to redeem the Series B1 Preferred Stock at the Unit Price plus any accrued and unpaid dividends on June 24, 2020 (the five year anniversary of the closing of the Company’s June 2015 offering of Series B Preferred Stock). Notwithstanding either of the foregoing, the Series B1 Preferred Stock may not be redeemed unless and until amounts outstanding under the Company’s senior credit agreement have been paid in full.

Mrs. Loan Lauren P. Nguyen

July 22, 2016

Regardless of the percentage registered, it is important to note that the amount being registered is only one factor cited in C&DI 612.09, and is not controlling. Moreover, the Company has reviewed various historical guidance from the Staff, including the Securities Act Rules Compliance and Disclosure Interpretations Question 612.12, which states, “A controlling person of an issuer owns a 73% block. That person will sell the block in a registered “at-the-market” equity offering. Rule 415(a)(4) applies only to offerings by or on behalf of the registrant. A secondary offering by a control person that is not deemed to be by or on behalf of the registrant is not restricted by Rule 415(a)(4).”

The above historical guidance by the Staff illustrates that even a single, large stockholder can effect a valid secondary offering, provided that as described above, the Shares covered by the Registration Statement consist of shares held by nineteen (19) Selling Stockholders, of which sixteen (16) have completely separate ownership from each other8, and all of the shares issuable upon conversion and exercise of the Series B1 Preferred Stock and Warrants, respectively (which represent all of the Shares being registered in the Registration Statement) include 9.999% or 4.999% beneficial ownership limitation blockers as described above.

Finally, the Company currently has 13,745,155 shares of Common Stock held in CEDE & CO (i.e., its public float), with many more shares being free-trading and held in certificate form, so the 19,671,090 Shares of Common Stock being registered in the Registration Statement, none of which are currently outstanding9 and some of which, as described above, may never be issued, will not represent, on a per shareholder basis, an unreasonably large portion of the Company’s post-Registration Statement float.

A focus solely on numbers of shares to be registered would also ignore a fundamental aspect of these transactions: institutional investors in PIPEs are funding business plans and strategic initiatives, not looking to take control of public issuers or to illegally distribute stock. In this case, the Selling Stockholders evaluated an investment in the Company on the basis of the business purpose for the Offering and whether they believed the Company’s proposed use of proceeds was reasonable and likely to produce above average investment returns. By focusing solely on the percentage of the public float or the percentage of the shares outstanding, the Staff would unfairly penalize smaller companies such as the Company by disproportionately hindering their ability to raise capital.

8 Trellus Small Cap Opportunity Fund, LP and Trellus Partners, LP are under common control, as are the Alexander Douglas 2K3 Trust, the Amanda Douglas 2K3 Trust and the Jake Douglas 2K3 Trust.

9 It should be noted that assuming all of the registered Shares are issued, the Company’s total outstanding shares of Common Stock would increase to 48,177,864 shares of Common Stock, and the 19,671,090 Shares would only represent 40.8% of the Company’s then outstanding shares of Common Stock, provided that because of the beneficial ownership limitations in the Series B1 Preferred Stock and Warrants, no individual Selling Stockholder can convert/exercise such securities into Common Stock, if such conversion/exercise would cause the holder’s beneficial ownership of the Company’s Common Stock to exceed 9.999%/4.999%, as applicable, of the Company’s then outstanding Common Stock.

Mrs. Loan Lauren P. Nguyen

July 22, 2016

Whether the Selling Stockholders are in the business of underwriting securities

Bradley W. Baker, James H. Zavoral and Kevin P. Harris, have advised the Company that they are the Chief Executive Officer, employee and President, respectively, of, and also each managing partners of, Craig-Hallum Capital Group LLC, the Placement Agent in the private Offering of the Units, a broker-dealer registered under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Each also advised the Company that they acquired the securities being registered in the Registration Statement in the ordinary course of business, and at the time of the acquisition of the securities, did not have any arrangements or understandings with any person to distribute such securities.

Mitchell P. Kopin and Daniel B. Asher, each of whom are managers of Intracoastal Capital LLC (“Intracoastal”), have shared voting control and investment discretion over the securities held by Intracoastal. As a result, each of Mr. Kopin and Mr. Asher may be deemed to have beneficial ownership (as determined under Section 13(d) of the Exchange Act) of the securities held by Intracoastal. Mr. Asher, who is a manager of Intracoastal, is also a control person of a broker-dealer. As a result of such common control, Intracoastal may be deemed to be an affiliate of a broker-dealer. Intracoastal acquired the securities being registered in the Registration Statement in the ordinary course of business, and at the time of the acquisition of the securities, Intracoastal did not have any arrangements or understandings with any person to distribute such securities.

Other than as described above, none of the Selling Stockholders are broker-dealers or affiliates of broker-dealers. Additionally, the issuance of Shares covered by the Registration Statement was neither conditioned on the prior effectiveness of the Registration Statement nor otherwise conditioned on the Selling Stockholder’s ability to resell the shares.

The facts indicate that the Selling Shareholders made a fundamental decision to invest in the Company. Accordingly, the Company believes that none of the features commonly associated with acting as an underwriter are present.

Whether under all the circumstances it appears that the Selling Stockholders are acting as a conduit for the Company

The Registration Statement has none of the indicia of abuse that the Staff has focused on in the past when evaluating whether secondary offerings are actually disguised primary offerings. The Company believes that each of the Selling Stockholders has clearly made a long-term investment in the Company as evidenced by their representation that they were acquiring the securities for their own investment and were aware of the applicable restrictions imposed upon the transferability and resale of the securities as set forth in the Purchase Agreement. The Company will not receive any of the proceeds from sales of the Shares by the Selling Stockholders under the Registration Statement10. The Selling Stockholders are not acting as a conduit for the Company for capital raising purposes and are not in the business of underwriting securities (except as discussed above, provided that such Selling Stockholders who are broker-dealers, advised the Company that that they acquired the securities being registered in the Registration Statement in the ordinary course of business, and at the time of the acquisition of the securities, did not have any arrangements or understandings with any person to distribute such securities). As such, we do not believe that the current facts warrant the offering being deemed a primary offering.

10 The Company will however receive proceeds from the exercise of the Warrants and the shares issuable upon exercise thereof are being registered in the Registration Statement.

Mrs. Loan Lauren P. Nguyen

July 22, 2016

Based on the foregoing analysis, the Company respectfully submits that the facts do not support the determination that the Selling Stockholders are acting as a conduit for the Company. Since such time as the Units were acquired, the Selling Stockholders have borne the full economic risk of ownership of their Units.

* * * *

For all of the foregoing reasons, the Company believes that the facts and circumstances compel the conclusion that the offering pursuant to the Registration Statement is a valid secondary offering by the Selling Stockholders eligible to be made on a shelf basis under Rule 415(a)(1)(i) and that the Company should be permitted to proceed with the registration of all of the Shares. No potential violation of Rule 415 exists and, in these circumstances, there is no risk to the investing public if the Registration Statement is declared effective as to all of the Shares issuable in connection with the Offering.

Very truly yours,

/s/ John S. Gillies
John S. Gillies Senior Associate